

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2008

Dempsey Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

**Re:   China Holdings, Inc.**
      **Form 10-K for Fiscal Year Ended December 31, 2007**
      **Filed March 24, 2008**
      **File No. 000-25997**

Dear Mr. Mork:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc:  China Holdings, Inc.
    Fax: (760) 400-3026